4-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period April 22, 2002

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _x_

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated 22 April 2002	1-4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 22 April 2002

By:

John Comrie
Secretary

IPSCO

News Release

For Release April 22, 2002, 6am EDST

RECORD TONS BUT LOWER PRICES RESULT IN IPSCO QUARTERLY LOSS

PLEASE NOTE THAT IPSCO RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois], [April 22, 2002] -- IPSCO Inc. (NYSE/TSE:IPS) announced today that the net loss attributable to common shareholders for the quarter was $3.4 million or eight cents per diluted share, a significant improvement over the $15.5 million loss reported last quarter, but off considerably from the net income attributable to common shareholders of $5.7 million or 14 cents per diluted share reported in the first quarter 2001.

Sales revenue at $271.1 million was up 17 percent over the first quarter of last year and 22 percent higher than the prior quarter. First quarter shipments of 749,500 tons increased by 28 percent and 24 percent respectively, over the same periods. Shipments of steel mill products were 369,000 tons, 63 percent higher than the first quarter of 2001. Further fabricated product shipments of 380,500 tons were seven percent higher than in the first quarter of 2001.

"We have mixed results to report for IPSCO," said David Sutherland, the Company's President and Chief Executive Officer. "Record shipments and record production speak well for our continued market penetration and product acceptance, primarily in the United States markets. Quarterly average pricing has generally declined quarter over quarter for the last several quarters and was off nine percent compared to the first quarter of 2001. Unfortunately, continuing that trend, first quarter average pricing was again down two percent compared to the fourth quarter of 2001. Benefits from announced price increases did not commence to be realized until late in the first quarter."

"On the trade front, the most significant development during the quarter was the announcement of the 201 safeguard remedy in the United States. The remedy recognizes the injury that has been caused to the steel industry by offshore imports as reflected in historically low prices and provides for tariffs and/or quotas over the next three years on most products that IPSCO manufactures. In addition, a safeguard action was announced in Canada to deal with high levels of injurious imports in that country and to protect against the threat of diversion of additional shipments of imported steel that can no longer enter the United States," added Sutherland.

"Looking to the future the outlook for sales of steel mill products shows considerable volume strength through the second quarter based on current ordering patterns, particularly from the service center sector. Tubular product demand for the energy sector is less robust but some strengthening is anticipated following the normal second quarter seasonal slow down," Sutherland advised.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

This news release contains forward looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors including weather patterns affecting oil drilling, potential markets and demand for the materials produced, level of potential imports, market forces, domestic pricing of steel products, and trade laws. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those on IPSCO's Annual Report for 2001, its MD&A and Form 40-F.

Company Contact:
Bob Ratliff
Vice President and Chief Financial Officer
IPSCO
Tel. (630) 810-4769
Release #02-14

# # #

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands of United States Dollars except for share, per share, ton and per ton data)

	For the Three Months Ended		
	31 March 2002	31 March 2001	31 Dec. 2001
Coil and Plate Tons Produced (thousands)	679.8	465.6	606.1
Finished Tons Shipped (thousands)	749.5	583.6	604.8
Sales	$ 271,133	$ 232,522	$ 222,464
Cost of sales			
Manufacturing and raw material	238,179	199,109	196,082
Amortization of capital assets	12,163	7,923	11,119
	250,342	207,032	207,201
Gross income	20,791	25,490	15,263
Selling, research and administration	14,629	12,791	17,319
Operating income (loss)	6,162	12,699	(2,056)
Other expenses			
Non-recurring items	-	-	10,000
Interest on long-term debt	5,228	77	5,266
Other net interest expense (income)	1,428	(411)	1,244
Foreign exchange loss (gain)	355	(320)	1,160
Income (Loss) Before Income Taxes	(849)	13,353	(19,726)
Income Tax Expense (Benefit)	(304)	4,808	(7,101)
Net Income (Loss)	(545)	8,545	(12,625)
Dividends on Preferred Shares	1,384	1,448	1,395
Interest on Subordinated Notes	1,443	1,443	1,444
Net Income (Loss) Attributable to Common Shareholders	$ (3,372)	$ 5,654	$ (15,464)
Earnings (Loss) Per Common Share - Basic	$ (0.08)	$ 0.14	$ (0.38)
- Diluted	$ (0.08)	$ 0.14	$ (0.38)
Number of Common Shares Outstanding (thousands)	47,503	40,813	40,844
Annualized Return on Common Shareholders' Equity	-2%	3%	-8%
Operating Income (Loss) Per Ton	$ 8	$ 22	$ (3)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(thousands of United States Dollars)

	For the Three Months Ended		
	31 March 2002	31 March 2001	31 Dec. 2001
Retained Earnings at Beginning of Period	$ 491,777	$ 475,551	$ 508,533
Net Income (Loss)	(545)	8,545	(12,625)
Dividends on Preferred Shares, including part VI.I tax	(1,384)	(1,448)	(1,395)
Interest on Subordinated Notes, net of income tax	(1,443)	(1,443)	(1,444)
Dividends on Common Shares	(1,494)	(3,278)	(1,292)
Retained Earnings at End of Period	$ 486,911	$ 477,927	$ 491,777

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. The consolidated interim financial statements are unaudited and are based on Canadian generally accepted accounting principles and practices consistent with those used in the preparation of the annual financial statements.

2. Certain prior period amounts have been reclassified to conform with the current year presentation.

3. The company recorded a $10 million write-down of assets held for sale or redeployment in the fourth quarter 2001 to reflect their most recent valuation. The effect on basic earnings per common share was a decrease of $0.16.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States Dollars)

	For the Three Months Ended		
	31 March 2002	31 March 2001	31 Dec. 2001
Cash Derived From (Applied To)			
Operating Activities			
Working capital provided by operations	$ 18,537	$ 11,603	$ (21,292)
Change in non-cash operating working capital	(3,837)	(1,573)	39,469
	14,700	10,030	18,177
Financing Activities			
Common share dividends	(1,494)	(3,278)	(1,292)
Issue of common shares (net of issue costs)	90,670	-	-
Common shares issued pursuant to share option plan	1,490	-	32
Preferred share dividends	(1,294)	(1,361)	(1,296)
Subordinated notes interest	(4,250)	(4,250)	-
Issue of long-term debt	10,000	20,000	25,000
Repayment of long-term debt	(60,000)	-	(12,000)
	35,122	11,111	10,444
Investing Activities			
Expenditures for capital assets	(18,171)	(35,452)	(14,311)
Investment	(1,706)	(1,993)	-
	(19,877)	(37,445)	(14,311)
Effect of exchange rate changes on cash and cash equivalents	85	(4,285)	716
Increase (Decrease) in Cash and Cash Equivalents less Bank Indebtedness	30,030	(20,589)	15,026
Cash and Cash Equivalents less Bank Indebtedness at Beginning of Period	2,492	18,151	(12,534)
Cash and Cash Equivalents less Bank Indebtedness at End of Period	$ 32,522	$ (2,438)	$ 2,492

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(thousands of United States Dollars)

	31 March 2002	31 March 2001	31 Dec. 2001
Current Assets			
Cash and cash equivalents	$ 32,522	$ 17,562	$ 37,492
Accounts receivable less allowance	146,828	181,303	116,708
Inventories	215,361	206,297	239,394
Other	2,252	2,766	2,031
Income taxes allocated to future years	43,720	38,631	44,490
	440,683	446,559	440,115
Non-Current Assets			
Capital and other	1,165,836	1,100,448	1,165,829
Income taxes allocated to future years	80,093	91,915	126,123
	1,245,929	1,192,363	1,291,952
Total Assets	$ 1,686,612	$ 1,638,922	$ 1,732,067
Current Liabilities			
Bank indebtedness	$ -	$ 20,000	$ 35,000
Accounts payable and accrued charges	153,485	152,082	158,607
Income and other taxes payable	-	-	2,111
Current portion of long-term debt	21,100	21,100	21,100
	174,585	193,182	216,818
Long-Term Liabilities			
Long-term debt	336,825	360,554	386,809
Deferred pension liability	1	3,745	234
Income taxes allocated to future years	103,306	112,383	142,668
	440,132	476,682	529,711
Shareholders' Equity			
Preferred shares	98,545	98,567	98,545
Common shares	348,323	255,772	256,163
Subordinated notes	102,125	102,125	104,250
Retained earnings	486,911	477,927	491,777
Cumulative translation adjustment	35,991	34,667	34,803
	1,071,895	969,058	985,538
Total Liabilities and Shareholders' Equity	$ 1,686,612	$ 1,638,922	$ 1,732,067
Ratio of Current Assets to Current Liabilities	2.5 : 1	2.3 : 1	2.0 : 1